Exhibit 99.6

Sprott Physical Gold and Silver Trust

Report to Unitholders

DECEMBER 31,
2017

Management Report on Fund Performance	3

Financial Statements	4

The management report of fund performance is an analysis and explanation that is designed to complement and supplement an investment fund’s financial statements. This report contains financial highlights but does not contain the complete financial statements of the investment fund. A copy of the financial statements has been included separately within the Report to Unitholders. You can also get a copy of the financial statements at your request, and at no cost, by calling 1-866-299-9906, by visiting our website at www.sprottphysicalsilvertrust.com or SEDAR at www.sedar.com or by writing to us at: Sprott Asset Management LP, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, P.O. Box 26, Toronto, Ontario M5J 2J1.

Management Report of Fund Performance (in U.S. dollars)

Organization of the Trust

Sprott Physical Gold and Silver Trust (the “Trust”) is a closed-end mutual fund trust established on October 26, 2017 under the laws of the Province of Ontario, Canada. The beneficiaries of the Trust will be holders of Trust Units, which are being offered in connection with the Arrangement announced on October 2, 2017 involving Central Fund of Canada Limited (“CFCL”), the Trust, Sprott Inc., The Central Group Alberta Ltd. and its shareholders, 2070140 Alberta Ltd., the holders (the “Class A Shareholders”) of Class A shares (the “Class A Shares”) of CFCL and the holders (the “Common Shareholders”, and together with the Class A Shareholders, the “CFCL Shareholders”) of common shares (the “Common Shares”) of CFCL. The Trust is authorized to issue an unlimited number of redeemable, transferable units (“Units”). On October 26, 2017 the Trust issued one Unit for $10.00 cash. For the period from the inception of the trust to December 31, 2017, the Trust had no operations.

Investment and Strategies

The Trust was created to invest and hold substantially all of its assets in physical gold and silver bullion. The Trust will seek to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold and silver bullion without the inconvenience that is typical of a direct investment in physical bullion. The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical gold and silver bullion and does not speculate with regard to short-term changes in gold and silver prices.

Risks

The risks of investing in the Trust are detailed in the Trust’s management information circular dated October 26, 2017. For the period from the inception of the trust to December 31, 2017, the Trust had no material risk.

Sprott Physical Gold and Silver Trust

Annual financial statements

For the period October 26, 2017 to December 31, 2017

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

Sprott Asset Management LP, the “Manager” of the Sprott Physical Gold and Silver Trust (the “Trust”) is responsible for the integrity, consistency, objectivity and reliability of the Financial Statements of the Trust. International Financial Reporting Standards have been applied and management has exercised its judgment and made best estimates where appropriate.

The Manager’s internal controls and supporting procedures maintained provide reasonable assurance that financial records are complete and accurate. These supporting procedures include the oversight of RBC Investor Services, the Trust’s valuation agent.

Management has assessed the effectiveness of the internal controls over financial reporting for the period October 26 to December 31, 2017 using the framework found in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management has concluded the Manager’s internal controls over financial reporting were effective.

KPMG LLP, the independent auditors appointed by the Manager of the Trust, have audited the effectiveness of the Trust’s internal control over financial reporting for the period October 26 to December 31, 2017 in addition to auditing the Trust’s Financial Statements as of the same period. Their reports, which expressed an unqualified opinion, can be found on pages 2 to 3 of the Financial Statements. KPMG LLP have full and free access to, and meet periodically with, the Manager of the Trust to discuss their audit and matters arising there from, such as, comments they may have on the fairness of financial reporting and the adequacy of internal controls.

Kevin Hibbert

Chief Financial Officer

March 28, 2018

kpmg LLP
Chartered Professional Accountants
Bay Adelaide Centre	Telephone: (416) 777-8500
333 Bay Street Suite 4600	Fax: (416) 777-8818
Toronto, ON M5H 2S5	Internet: www.kpmg.ca
Canada

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To Sprott Asset Management LP, the Trustee and the Unitholders of Sprott Physical Gold and Silver Trust

Opinion on the Financial Statements

We have audited the accompanying financial statements of Sprott Physical Gold and Silver Trust (the “Trust”), which comprise the statement of financial position as at December 31, 2017, the statements of comprehensive income (loss), changes in equity and cash flows for the period October 26, 2017 to December 31, 2017, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2017, and its financial performance and its cash flows for the period October 26, 2017 to December 31, 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control Over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Trust’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 28, 2018 expressed an unqualified (unmodified) opinion on the effectiveness of the Trust’s internal control over financial reporting.

Basis for Opinion

A - Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

B - Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Trust in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with

KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Chartered Professional Accountants, Licensed Public Accountants

This is our first year of service as the Trust’s auditor.

Toronto, Canada

March 28, 2018

kpmg LLP
Chartered Professional Accountants
Bay Adelaide Centre	Telephone: (416) 777-8500
333 Bay Street Suite 4600	Fax: (416) 777-8818
Toronto, ON M5H 2S5	Internet: www.kpmg.ca
Canada

Report of Independent registered
public accounting firm

To Sprott Asset Management LP, the Trustee and the Unitholders of Sprott Physical Gold and Silver Trust

Opinion on Internal Control Over Financial Reporting

We have audited Sprott Physical Gold and Silver Trust’s (the “Trust”) internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on the Financial Statements

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the financial statements of the Trust, which comprise the statement of financial position as at December 31, 2017, the statements of comprehensive income (loss), changes in equity and cash flows for the period October 26, 2017 to December 31, 2017, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”), and our report dated March 28, 2018 expressed an unmodified (unqualified) opinion on those financial statements.

Basis for Opinion

The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Responsibility for Financial Information. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with

KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 28, 2018

Sprott Physical Gold and Silver Trust

Statements of comprehensive income (loss)

(in U.S. dollars, except unit amounts)

For the period
October 26 to
December 31, 2017
$
Income
Total Income	—

Expenses
Total Expenses	—

Net income (loss) and comprehensive income (loss)	—
Weighted average number of Units	1

Increase (decrease) in total equity from operations per Unit	—

The accompanying notes are an integral part of these financial statements.

Statements of financial position

(in U.S. dollars)

As at
December 31, 2017
$
Assets
Current assets
Cash	10
Total assets	10

Equity
Unitholders’ capital	10
Total equity	10

Total liabilities and equity	10

Total equity per Unit	10

The accompanying notes are an integral part of these financial statements.

On behalf of the Manager, Sprott Asset Management LP,
by its General Partner, Sprott Asset Management GP Inc.:

Kevin Hibbert	John Ciampaglia
Director	Director

Statements of changes in equity

(in U.S. dollars, except unit amounts)

For the period October 26 to December 31, 2017

	Number of
	Units	Unitholders’
	outstanding	Capital	Total Equity
		$	$
Balance as at October 26, 2017	–	–	–
Proceeds from issuance of Units	1	10	10
Balance as at December 31, 2017	1	10	10

The accompanying notes are an integral part of these financial statements.

Statements of cash flows

(in U.S. dollars)

For the period October 26 to
December 31, 2017
$
Cash flows from financing activities
Proceeds from issuance of Units	10
Net cash provided by (used in) financing activities	10
Net increase (decrease) in cash during the period	10
Cash at beginning of period	–
Cash at end of period	10

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold and Silver Trust Notes to financial statements December 31, 2017

(in-U.S. dollars)

1. Organization of the Trusts

Sprott Physical Gold and Silver Trust, (the “Trust”) is a closed-end mutual fund trust established on October 26, 2017 under the laws of the Province of Ontario, Canada. The beneficiaries of the Trust will be holders of Trust Units, which are being offered in connection with the Arrangement announced on October 2, 2017 involving Central Fund of Canada Limited (“CFCL”), the Trust, Sprott Inc., The Central Group Alberta Ltd. and its shareholders, 2070140 Alberta Ltd., the holders (the “Class A Shareholders”) of Class A shares (the “Class A Shares”) of CFCL and the holders (the “Common Shareholders”, and together with the Class A Shareholders, the “CFCL Shareholders”) of common shares (the “Common Shares”) of CFCL. The Trust is authorized to issue an unlimited number of redeemable, transferable units (“Units”). On October 26, 2017 the Trust issued one Unit for $10.00 cash. The Trust’s registered office is located at Suite 2600, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1.

The financial statements of the Trust are as for the period October 26 to December 31, 2017. These financial statements were authorized for issue by the Manager on March 28, 2018.

2. Basis of Preparation

These financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and include estimates and assumptions made by the Manager that may affect the reported amounts of assets, liabilities, income, expenses and the reported amounts of changes in Net Assets during the reporting period. Actual results could differ from those estimates.

The financial statements have been prepared on a going concern basis using the historical cost convention.

The financial statements are presented in U.S. dollars and all values are rounded to the nearest dollar unless otherwise indicated.

3. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Trust:

Functional and presentation currency

The Trust’s functional and presentation currency is the U.S. Dollar. The Trusts’ performance is evaluated and its liquidity is managed in U.S. Dollars. Therefore, the U.S. Dollar is considered as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

4. Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and to make estimates and assumptions about the future.

Estimation uncertainty

The Trust based its assumptions and estimates on parameters available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Trust. Such changes are reflected in the assumptions when they occur.

Sprott Physical Gold & Silver Trust Notes to financial statements December 31, 2017

5. Financial Risk, Management and Objectives

The investment objective of the Trust is to seek to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold and silver bullion without the inconvenience that is typical of a direct investment in physical gold and silver bullion. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical gold and silver bullion and does not speculate with regard to short-term changes in gold and silver prices.

For the period from the inception of the trust to December 31, 2017, the Trust had no material risk.

6. Related Party Disclosures

The Trust entered in a management services agreement with Sprott Asset Management LP on October 26, 2017. There have been no transactions between the Trust and its related parties during the reporting period.

7. Personnel

The Trusts did not employ any personnel during the period, as their affairs were administered by the personnel of the Manager and/or the Trustee, as applicable.

8. Subsequent Events

On January 16, 2018, Sprott successfully completed the acquisition the common shares of Central Fund of Canada Limited ("CFCL") and the right to administer and manage CFCL's assets, resulting in the exchange CFCL's class A shares for units in the newly-created Sprott Physical Gold and Silver Trust.

The transaction was implemented pursuant to a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Alberta), subject to the satisfaction of customary conditions, including receipt of regulatory, securities commission and stock exchange approvals, Alberta court approval and the approval by the class A and common shareholders of CFCL on November 30, 2017.

On Januay 16, 2018 the Trust began trading on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “CEF” and “CEF.U”, respectively.

Corporate Information

Head Office

Sprott Physical Gold and Silver Trust

Royal Bank Plaza, South Tower

200 Bay Street

Suite 2600, PO Box 26

Toronto, Ontario M5J 2J1

Telephone: (416) 203-2310

Toll Free: (877) 403-2310

Email: ir@sprott.com

Auditors

KPMG LLP

Bay Adelaide Centre

333 Bay Street

Suite 4600

Toronto, Ontario M5H 2S5

Legal Counsel

Baker & McKenzie LLP

Brookfield Place

Bay Wellington Tower

181 Bay Street, Suite 2100

Toronto, Ontario Canada M5J 2T3

Seward & Kissel LLP

901 K Street NW, 8th Floor

Washington, DC 20001